                                         Registration Statement No. ____________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                       and
         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                 THE TRAVELERS FUND BD IV FOR VARIABLE ANNUITIES
                           (Exact name of Registrant)

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                               (Name of Depositor)

                  ONE TOWER SQUARE, HARTFORD, CONNECTICUT 06183
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including area code: (860) 277-0111

                                ERNEST J. WRIGHT
                     The Travelers Life and Annuity Company
                                One Tower Square
                           Hartford, Connecticut 06183
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable following the effectiveness of the
                                              Registration Statement.

It is proposed that this filing will become effective (check appropriate box):
N/A immediately upon filing pursuant to paragraph (b) of Rule 485.
N/A on___________ pursuant to paragraph (b) of Rule 485.
N/A 60 days after filing pursuant to paragraph (a)(1) of Rule 485.
N/A on ___________ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

_____ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PURSUANT TO RULE 24f-2 OF THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HEREBY DECLARES THAT AN INDEFINITE AMOUNT OF VARIABLE ANNUITY CONTRACT UNITS IS BEING REGISTERED UNDER THE SECURITIES ACT OF 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                 THE TRAVELERS FUND BD IV FOR VARIABLE ANNUITIES

                              Cross-Reference Sheet

                                    Form N-4

Item
No.                                                  Caption in Prospectus
---                                                  ---------------------

1.  Cover Page                                       Prospectus
2.  Definitions                                      Index of Special Terms
3.  Synopsis                                         Prospectus Summary
4.  Condensed Financial Information                  Condensed Financial Information
5.  General Description of Registrant,               The Insurance Company; The Separate
      Depositor, and Portfolio Companies                  Account and the Underlying Funds
6.  Deductions                                       Charges and Deductions; Distribution of
                                                          Variable Annuity Contracts
7.  General Description of Variable                  The Annuity Contract
      Annuity Contracts
8.  Annuity Period                                   The Annuity Period
9.  Death Benefit                                    Death Benefit
10. Purchases and Contract Value                     The Contract; Distribution of Variable Annuity
                                                          Contract
11. Redemptions                                      Surrenders and Redemptions
12. Taxes                                            Federal Tax Considerations
13. Legal Proceedings                                Legal Proceedings and Opinions
14. Table of Contents of Statement                   Appendix B - Contents of the Statement
      of Additional Information                           of Additional Information



                                                     Caption in Statement of Additional
                                                     Information
                                                     ----------------------------------
15. Cover Page                                        Cover Page
16. Table of Contents                                 Table of Contents
17. General Information and History                   The Insurance Company
18. Services                                          Principal Underwriter; Distribution and
                                                          Management Agreement
19. Purchase of Securities Being Offered              Valuation of Assets
20. Underwriters                                      Principal Underwriter
21. Calculation of Performance Data                   Performance Information
22. Annuity Payments                                  Not Applicable
23. Financial Statements                              Financial Statements

                                     PART A

                      Information Required in a Prospectus

                     TRAVELERS REAL INDEX VARIABLE ANNUITY

This prospectus describes THE REAL INDEX VARIABLE ANNUITY, a single premium variable annuity contract (the "Contract") issued by The Travelers Life and Annuity Company (the "Company"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment (such as IRAs) as well as those that do not qualify for such treatment ("nonqualified Contracts"). Real Index Variable Annuity is issued as an individual Contract or as a group Contract. In states where only group Contracts are available, you will be issued a certificate summarizing the provisions of the group Contract. For convenience, this prospectus refers to both Contracts and certificates as "Contracts."

You can choose to have your purchase payment accumulate on a fixed basis (i.e. a Fixed Option funded through the Company's general account) and/or a variable basis (i.e., one or more of the sub-accounts ("funding options")) of the Travelers Fund BD for IV Variable Annuities ("Fund BD IV"). Your contract value will vary daily to reflect the investment experience of the funding options you select and any interest credited to the Fixed Option. The variable funding options currently available are:

Standard & Poor's 500 Index Fund     Europe Australia Far East Index Fund
Standard & Poor's 400 Index Fund     Smith Barney Equity Index Portfolio
Russell 2000 Index Fund              Cash Income Trust

The Fixed Option is described in Appendix A. Unless specified otherwise, this prospectus refers to the variable funding options. The contracts and/or some of the funding options may not be available in all states. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE VARIABLE FUNDING OPTIONS. THESE PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

In addition, you can choose to protect your investment by purchasing a guarantee from Travelers called the Principal Protection Feature. If purchased, Travelers will guarantee that, on the Principal Protection Expiration Date (the last day of the eighth Contract Year), your Contract will be worth at least either 115%, 100%, or 90%, depending on your selection, of your Purchase Payment adjusted for withdrawal reductions, even if the value of your Contract on that date is less than your original payment. To qualify for the Principal Protection Feature, you must allocate your original payment to one or more of the Protected Funding Options and keep your payment in those Protected Funding Options until the Principal Protection Expiration Date. There is a daily charge of up to 2.00% annually of Contract Value for this feature, depending on the level of guarantee chosen.

This prospectus provides the information that you should know before investing in the Contract. You can receive additional information about Fund BD IV by requesting a copy of the Statement of Additional Information ("SAI") dated
       , 1997. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. To request a copy, write to The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183, or call (800) 842-8573. The Table of Contents of the SAI appears in Appendix B of this prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.

                       PROSPECTUS DATED           , 1997

                               TABLE OF CONTENTS

INDEX OF SPECIAL TERMS.................     2
FEE TABLES.............................     3
THE ANNUITY CONTRACT...................     6
Purchase Payments......................     6
Accumulation Units.....................     6
The Funding Options....................     7
Principal Protection Feature...........     7
Principal Protection Expiration Date...     8
Substitutions and Additions............     8
CHARGES AND DEDUCTIONS.................     8
Withdrawal Charge......................     8
Free Withdrawal Allowance..............     8
Optional Principal Protection Fee......     9
Principal Protection Cancellation Charge ..   9
Administrative Charges.................     9
Mortality and Expense Risk Charge......    10
Reduction or Elimination of Contract
  Charges..............................    10
Funding Option Expenses................    10
Premium Tax............................    10
Changes in Taxes Based Upon Premium or
  Value................................    11
OWNERSHIP PROVISIONS...................    11
Types of Ownership.....................    11
Beneficiary............................    11
Annuitant..............................    10
TRANSFERS..............................    11
Dollar Cost Averaging..................    12
ACCESS TO YOUR MONEY...................    12
Systematic Withdrawals.................    13
DEATH BENEFIT..........................    13
Standard Death Benefit.................    14
Enhanced Death Benefit.................    14
THE ANNUITY PERIOD.....................    15
Maturity Date..........................    15
Allocation of Annuity..................    16
Variable Annuity.......................    16
Fixed Annuity..........................    16
PAYMENT OPTIONS........................    16
Election of Options....................    16
Annuity Options........................    17
MISCELLANEOUS CONTRACT PROVISIONS......    18
Right to Return........................    18
Termination............................    18
Required Reports.......................    18
Suspension of Payments.................    18
Transfers of Contract Values to Other
  Annuities............................    18
THE SEPARATE ACCOUNT...................    19
Mixed and Shared Funding...............    19
Performance Information................    19
FEDERAL TAX CONSIDERATIONS.............    20
General Taxation of Annuities..........    20
Nonqualified Annuity Contracts.........    20
Qualified Annuity Contracts............    21
Penalty Tax for Premature
  Distributions........................    21
Ownership of the Investments...........    21
Federal Income Tax Withholding.........
OTHER INFORMATION......................    22
Insurance Company......................    22
Distribution Of Variable Annuity
  Contracts............................    22
Conformity with State and Federal
  Laws.................................    22
Voting Rights..........................    22
Legal Proceedings And Opinions.........    23
APPENDIX A: The Fixed Account..........    24
APPENDIX B: Table of Contents of the
  Statement of Additional
  Information..........................    30

                             INDEX OF SPECIAL TERMS

The following terms are italicized throughout the prospectus. Refer to the page listed for an explanation of each term.

Accumulation Unit......................
Annuitant..............................
Annuity Payments.......................
Annuity Unit...........................
Cash Surrender Value...................
Company (We, Our)......................
Contract Date..........................
Contract Owner (You, Your).............
Contract Value.........................
Contract Year..........................
Fixed Account Option...................
Funding Option(s)......................
Income Payments........................
Maturity Date..........................
Principal Protection Expiration Date...
Principal Protection Feature...........
Purchase Payment.......................
Written Request........................

                                   FEE TABLE
--------------------------------------------------------------------------------
CONTRACT OWNER TRANSACTION EXPENSES

    WITHDRAWAL CHARGE (as a percentage of original purchase payment withdrawn):

        LENGTH OF TIME FROM PURCHASE PAYMENT

            (NUMBER OF YEARS)                 CHARGE
                    1                           6%
                    2                           6%
                    3                           5%
                    4                           5%
                    5                           4%
                    6                           4%
                    7                           3%
                    8                           2%
                9 and over                      0%
ANNUAL CONTRACT ADMINISTRATIVE CHARGE
        (Waived if contract value is $50,000 or more)     $30
ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

                                                                                                STANDARD    ENHANCED
                                                                                                 DEATH       DEATH
                                                                                                BENEFIT     BENEFIT
                                                                                                ------------------
      Mortality and Expense Risk Charge......................................................      1.25%       1.45%
      Administrative Charge..................................................................      0.15%       0.15%
                                                                                                --------    --------
        Total Separate Account Charges.......................................................      1.40%       1.60%
FUNDING OPTION EXPENSES:
(as a percentage of average daily net assets of the Funding Option)

                                                        MANAGEMENT            OTHER          TOTAL ANNUAL
                                                           FEE              EXPENSES           FUNDING
                                                     (AFTER EXPENSES     (AFTER EXPENSES        OPTION
                    PORTFOLIO NAME                   ARE REIMBURSED)     ARE REIMBURSED)       EXPENSES
    ------------------------------------------------------------------------------------------------------
    Standard & Poor's 500 Index Fund
    Standard & Poor's 400 Index Fund
    Russell 2000 Index Fund
    Europe Australia Far East Index Fund
    Smith Barney Equity Index Portfolio
    Cash Income Trust


NOTES:

The purpose of the Fee Table is to assist contract owners in understanding the various costs and expenses that a contract owner will bear, directly or indirectly. See "Charges and Deductions" in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable.

EXAMPLE*

Assuming a 5% annual return, a $1,000 investment would be subject to the following expenses, if
     (a) surrendered or withdrawn at the end of the period shown, or
     (b) if annuitized, or if no withdrawals are made at the end of the period shown.

--------------------------------------------------------------------------------------------------
                      PORTFOLIO NAME                         1 YEAR   3 YEARS   5 YEARS   10 YEARS
--------------------------------------------------------------------------------------------------
Standard & Poor's 500 Index Fund
Standard & Poor's 400 Index Fund
Russell 2000 Index Fund
Europe Australia Far East Index Fund
Smith Barney Equity Index Portfolio
Cash Income Trust

* THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THIS EXAMPLE REFLECTS THE $30 ANNUAL CONTRACT ADMINISTRATIVE CHARGE AS AN ANNUAL CHARGE OF .021% OF ASSETS. FOR NEW FUNDING OPTIONS, EXPENSES ARE GIVEN ONLY FOR YEARS ONE AND THREE.

                  FEE TABLE WITH PRINCIPAL PROTECTION FEATURE
--------------------------------------------------------------------------------
CONTRACT OWNER TRANSACTION EXPENSES

    WITHDRAWAL CHARGE (as a percentage of original purchase payment withdrawn):

        LENGTH OF TIME FROM PURCHASE PAYMENT

            (NUMBER OF YEARS)                CHARGE
                    1                          6%
                    2                          6%
                    3                          5%
                    4                          5%
                    5                          4%
                    6                          4%
                    7                          3%
                    8                          2%
                9 and over                     0%
    ANNUAL CONTRACT ADMINISTRATIVE CHARGE
        (Waived if contract value is $50,000 or more)     $30
    PRINCIPAL PROTECTION CANCELLATION CHARGE
    (as a percentage of purchase payment not previously withdrawn):

              CONTRACT YEARS                  CHARGE
                  1 -- 8                     up to 4%
ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

                                                                                                STANDARD    ENHANCED
                                                                                                 DEATH       DEATH
                                                                                                BENEFIT     BENEFIT
                                                                                                ------------------
      Mortality and Expense Risk Charge......................................................      1.25%       1.45%
      Principal Protection Fee (maximum)*....................................................      2.00%       2.00%
      Administrative Charge..................................................................      0.15%       0.15%
                                                                                                --------    --------
        Total Separate Account Charges.......................................................      3.40%       3.60%
FUNDING OPTION EXPENSES:
(as a percentage of average daily net assets of the Funding Option)

                                                        MANAGEMENT            OTHER          TOTAL ANNUAL
                                                           FEE              EXPENSES           FUNDING
                                                     (AFTER EXPENSES     (AFTER EXPENSES        OPTION
                    PORTFOLIO NAME                   ARE REIMBURSED)     ARE REIMBURSED)       EXPENSES
    ------------------------------------------------------------------------------------------------------
    Standard & Poor's 500 Index Fund
    Standard & Poor's 400 Index Fund
    Russell 2000 Index Fund
    Europe Australia Far East Index Fund
    Smith Barney Equity Index Portfolio
    Cash Income Trust


NOTES:

* The Principal Protection Fee is an annual insurance change that varies with the level of guarantee chosen under the Principal Protection Feature. The Principal Protection Fee is a maximum of 2.00% annually.

  The purpose of the Fee Table is to assist contract owners in understanding the various costs and expenses that a contract owner will bear, directly or indirectly. See "Charges and Deductions" in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable.

EXAMPLE*

Assuming a 5% annual return, a $1,000 investment would be subject to the following expenses, if
     (a) surrendered or withdrawn at the end of the period shown, or
     (b) if annuitized, or if no withdrawals are made at the end of the period shown.

--------------------------------------------------------------------------------------------------
                      PORTFOLIO NAME                         1 YEAR   3 YEARS   5 YEARS   10 YEARS
--------------------------------------------------------------------------------------------------
Standard & Poor's 500 Index Fund
Standard & Poor's 400 Index Fund
Russell 2000 Index Fund
Europe Australia Far East Index Fund
Smith Barney Equity Index Portfolio
Cash Income Trust

* THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THIS EXAMPLE REFLECTS THE $30 ANNUAL CONTRACT ADMINISTRATIVE CHARGE AS AN ANNUAL CHARGE OF .021% OF ASSETS. FOR NEW FUNDING OPTIONS, EXPENSES ARE GIVEN ONLY FOR YEARS ONE AND THREE.

                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------
Travelers Real Index Annuity is a contract between you, the contract owner, and Travelers Life and Annuity Company (called "us" or the "Company"). Under this contract, you make purchase payment to us and we credit them to your account. The Company promises to pay you an income, in the form of annuity or income payments, beginning on a future date that you choose, the maturity date. The purchase payment accumulates tax deferred in the funding options of your choice. We offer multiple variable funding options, and one fixed account option. The contract owner assumes the risk of gain or loss according to the performance of the variable funding options. The contract value is the amount of purchase payments, plus or minus any investment experience or interest. The contract value also reflects all surrenders made and charges deducted. There is generally no guarantee that at the maturity date the contract value will equal or exceed the total purchase payments made under the Contract, except as noted under the Principal Protection Guarantee provisions and under the Death Benefit provisions described in this prospectus. The date the contract and its benefits became effective is referred to as the contract date. Each anniversary of this contract date is called a contract year.

Certain changes and elections must be made in writing to the Company. Where the term "written request" is used, it means that written information must be sent to the Company's Home Office in a form and content satisfactory to us.

PURCHASE PAYMENT

The single purchase payment must be at least $10,000. Under certain circumstances, we may waive the minimum purchase payment requirement. For a single purchase payment over $1 million, you must receive the Company's Home Office approval before we will accept the purchase payments.

We will apply the single purchase payment within two business days after we receive it at our Home Office. Our business day ends when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

ACCUMULATION UNITS

An accumulation unit is used to calculate the value of a Contract. An accumulation unit works like a share of a mutual fund. Each funding option has a corresponding accumulation unit value. The accumulation units are valued each business day and may increase or decrease from day to day. The number of accumulation units we will credit to your Contract once we receive a purchase payment is determined by dividing the amount directed to each funding option by the value of the accumulation unit. We calculate the value of an accumulation unit for each funding option each day after the New York Stock Exchange closes. After the value is calculated, your account is credited. During the annuity period (i.e., after the maturity date), you are credited with annuity units.

FUNDING OPTIONS

You choose which of the following variable funding options to have your purchase payment allocated to. You will find detailed information about the options and their inherent risks in the current prospectuses for the funding options which must accompany this prospectus. Since each option has varying degrees of risk, please read the prospectuses carefully before investing. Additional copies of the prospectuses may be obtained by contacting your registered representative or by calling 1-800-842-8573.

The current funding options are listed below, along with their investment advisers and any subadviser:
--------------------------------------------------------------------------------

     FUNDING OPTION             INVESTMENT ADVISER                    SUB-ADVISER
--------------------------------------------------------------------------------------------
Standard & Poor's 500       Travelers Asset Management
Index Fund                  International Co. ("TAMIC")
--------------------------------------------------------------------------------------------
Standard & Poor's 400       TAMIC
Index Fund
--------------------------------------------------------------------------------------------
Russell 2000 Index Fund     TAMIC
--------------------------------------------------------------------------------------------
Europe Australia Far        TAMIC
East Index Fund
--------------------------------------------------------------------------------------------
Smith Barney Equity
Index Portfolio
--------------------------------------------------------------------------------------------
Cash Income Trust

--------------------------------------------------------------------------------

The Principal Protection Feature is available only if you invest in one or more Protected Funding Options. The Protected Funding Options are the same as the funding options above, but include the Principal Protection Feature. If you chose the Principal Protection Feature, you may not change your allocation among the Protected Funding options until the Principal Protection Expiration Date.

OPTIONAL PRINCIPAL PROTECTION FEATURE
You can choose to protect your investment by purchasing a guarantee from Travelers called the Principal Protection Feature. If you select this feature at the time you purchase your Contract, Travelers will guarantee that, on the Principal Protection Expiration Date (which is the last day of the eighth Contract Year), your Contract will be worth at least either 115%, 100%, or 90% (depending on your choice of guarantees) of your original single Purchase Payment adjusted for withdrawal reductions (including the Principal Protection Cancellation Charge), even if the value of your Contract on that date is less than your original payment. To qualify for the Principal Protection Feature, you must allocate your original payment to one or more of the Protected Funding Options listed above, and keep your payment in the Protected Funding Option(s) you chose until the Principal Protection Expiration Date. There is an annual insurance charge of up to 2.00% of Contract Value for this feature, depending on the level of guarantee chosen.

If you buy the Principal Protection Feature when you purchase your Contract, you may not transfer out of the Protected Funding Options before the end of the eighth Contract Year. In addition, with the Principal Protection Feature, you may not annuitize your Contract until after the Principal Protection Expiration Date. However, you may withdraw all or part of your Contract Value before the Principal Protection Expiration Date, subject to a Principal Protection Cancellation Charge and withdrawal charges. The amounts you withdraw including the withdrawal charge and Principal Protection Cancellation Charge will no longer be protected by the Principal Protection Feature and will reduce the amount of the principal guarantee proportionately.

PRINCIPAL PROTECTION EXPIRATION DATE

If you purchase the Principal Protection Feature, Travelers will fulfill its obligations under that feature on the Principal Protection Expiration Date (which is the last day of the eighth Contract Year). On that date, Travelers will contribute to your Contract Value any amount needed to bring your Contract Value up to 115%, 100% or 90%, depending on your selection, of your original payment adjusted for withdrawal reductions. In addition, on the Principal Protection Expiration Date, Travelers will transfer your Contract Value to a money market fund, the Cash Income Trust, within this Contract unless you inform us in writing of a different investment choice. On and after the Principal Protection Expiration Date, you may remain in the Contract and transfer to any Funding Options, purchase a new Real Index Variable Annuity Contract with the Principal Protection Feature, annuitize your contract, exchange this contract for another annuity contract, or withdraw your Contract Value. Your registered representative will help you with your decision.

SUBSTITUTIONS AND ADDITIONS

If any of the funding options become unavailable under the contract, or if we believe that further investment in a funding option is inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you, obtaining state approval if applicable, and without prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. From time to time we may make new funding options available.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

WITHDRAWAL CHARGE

No sales charges are deducted from the purchase payment when it is applied under the Contract. However, a withdrawal charge will be deducted if any or all of the contract value is withdrawn during the first eight years following the purchase payment. The length of time from when we receive the purchase payment to the time of withdrawal determines the amount of the charge.

The withdrawal charge is equal to a percentage of the purchase payment withdrawn from the Contract and is calculated as follows:

LENGTH OF TIME FROM
  PURCHASE PAYMENT                 WITHDRAWAL
 (NUMBER OF YEARS)                   CHARGE
         1                             6%
         2                             6%
         3                             5%
         4                             5%
         5                             4%
         6                             4%
         7                             3%
         8                             2%
     9 and over                        0%

For purposes of the withdrawal charge and Principal Protection Cancellation Charge calculations, any withdrawals will be deemed to be taken first from any free withdrawal allowance (as described below); next from the remainder of the purchase payment; and then from contract earnings (in excess of the free withdrawal allowance). Unless you instruct us otherwise, we will deduct the withdrawal charge from the allowance requested.

We will not deduct a withdrawal charge or Principal Protection Cancellation Charge (1) from payments we make due to the death of the contract owner or the death of the annuitant with no contingent annuitant surviving; or (2) minimum distribution.

FREE WITHDRAWAL ALLOWANCE

There is a 10% free withdrawal allowance available each year after the first contract year. The available amount will be calculated as of the end of the previous contract year. The free withdrawal allowance applies to any partial withdrawals and to full withdrawals, except those transferred directly to annuity contracts issued by other financial institutions. If you have selected the Principal Protection Feature, the Principal Protection Cancellation charge will not be assessed on the 10% free withdrawal allowance. However, any free withdrawal allowance reduces the principal guarantee proportionately.

OPTIONAL PRINCIPAL PROTECTION FEE

Travelers offers you the option of purchasing a guarantee on your investment. You can obtain protection for 115%, 100% or 90% of your principal if you buy the Principal Protection Feature at the time you purchase your Contract. Under this feature, Travelers will guarantee that, on the Principal Protection Expiration Date (which is the last day of the eighth Contract Year), your Contract will be worth at least either 115%, 100%, or 90% (depending on your choice of guarantees) of your Purchase Payment, less a reduction for withdrawals, withdrawal charges, and the Principal Protection Cancellation Charge, even if the value of your Contract on that date is less than your original purchase payment. Of course, if your Contract Value is more than the original payment, you will receive the greater value. The Principal Protection Fee is deducted daily from your Contract Value at a maximum annual rate of 2.00%. The Principal Protection feature must be selected at the time you purchase your Contract and will extend for the eight years from the Contract Date until the Principal Protection Expiration Date. This guarantee is valid only if your contract is held to the Principal Protection Expiration Date, and you do not annuitize prior to that date.

PRINCIPAL PROTECTION CANCELLATION CHARGE

We will assess a Principal Protection Cancellation Charge if you select the Principal Protection Feature and make a full or partial withdrawal from the Contract.

The Principal Protection Cancellation Charge equals up to 4% percent of the original purchase payment withdrawn. The percent charged depends on the Principal Protection Feature elected.

If you have selected the Principal Protection Feature, any amounts you withdraw (including the withdrawal charge and Principal Protection Cancellation Charge) will no longer be protected by the Principal Protection Feature and will reduce the amount of the principal guarantee proportionately.

ADMINISTRATIVE CHARGES

A Contract Administrative Fee of $30 is deducted annually from Contracts with a value of less than $50,000. This fee compensates us for expenses incurred in establishing and maintaining the Contract. The fee is deducted from the contract value on the fourth Friday of each August by canceling accumulation units applicable to each funding option on a pro rata basis. This fee will be prorated from the date of purchase to the next date of assessment of the fee. A prorated fee will also be made if the Contract is completely withdrawn or terminated. We will not deduct a Contract Fee: (1) if the distribution results from the death of the contract owner or the annuitant with no contingent annuitant surviving, (2) after an annuity payout has begun, or (3) if the contract value on the date of assessment is equal to or greater than $50,000.

An Administrative Charge is deducted on each business day from amounts allocated to the variable funding options in order to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the variable funding options.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, the Company deducts a mortality and expense risk charge. The deduction is reflected in our calculation of accumulation and annuity unit values. We reserve the right to lower this charge at any time. The mortality risk portion compensates us for guaranteeing to provide annuity payments according to the terms of the Contract regardless of how long the annuitant lives and for guaranteeing to provide the death benefit if an annuitant dies prior to the maturity date. The expense risk portion compensates us for the risk that the charges under the Contract, which cannot be increased during the duration of the Contract, will be insufficient to cover actual costs.

For those contract owners who have elected a standard death benefit provision, the insurance charge is equivalent, on an annual basis, to 1.25% of the daily net asset value of amounts held in the Separate Account.

For those contract owners who have elected an enhanced death benefit provision, the insurance charge is equivalent, on an annual basis, to 1.45% of the daily net asset value of amounts held in the Separate Account.

REDUCTION OR ELIMINATION OF CONTRACT CHARGES

The withdrawal charge, the Principal Protection Cancellation Charge, the administrative charges, the mortality and expense risk charge and the Principal Protection Fee under the Contract may be reduced or eliminated when certain sales or administration of the Contract result in savings or reduction of administrative or sales expenses, mortality and expense risks and/or the Principal Protection Fee. Any such reduction will be based on the following: (1) the size and type of group to which sales are to be made; (2) the total amount of purchase payments to be received; and (3) any prior or existing relationship with the Company. There may be other circumstances, of which we are not presently aware, which could result in fewer sales expenses, administrative charges, or mortality and expense risk charges. Any reduction or elimination of the charges will be permitted only where it will not be discriminatory to any person.

FUNDING OPTION EXPENSES

The deductions from and expenses paid out of the assets of the various funding options are summarized in the fee table and are described in the accompanying prospectuses.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 5.0%, depending upon jurisdiction. The Company is responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. Where required, the Company will deduct any applicable premium taxes from the contract value either upon death, surrender, annuitization, or at the time purchase payments are made to the Contract, but no earlier than when the Company has a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the contract, we reserve the right to charge you proportionately for this tax.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

Contract owner (you). The Contract belongs to the contract owner named in the Contract (on the Specifications page), or to any other person to whom the contract is subsequently assigned. An assignment of ownership or a collateral assignment may be made only for nonqualified contracts. You have sole power during the annuitant's lifetime to exercise any rights and to receive all benefits given in the contract provided that you have not named an irrevocable beneficiary and provided the Contract is not assigned.

You receive all payments while the annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the contract owner.

Joint Owner. For nonqualified contracts only, joint owners (i.e., spouses) may be named in a written request before the contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner.

BENEFICIARY

The beneficiary is named by you in a written request. The beneficiary has the right to receive any remaining contractual benefits upon the death of the annuitant or the contract owner. If more than one beneficiary survives the annuitant, they will share equally in benefits unless different shares are recorded with the Company by written request before the death of the annuitant or contract owner.

With nonqualified contracts, as discussed under "Death Benefit," the beneficiary named in the contract may differ from the designated beneficiary (for example, the joint owner or a contingent annuitant). In such cases, the designated beneficiary receives the contract benefits (rather than the beneficiary) upon your death.

Unless an irrevocable beneficiary has been named, you have the right to change any beneficiary by written request during the lifetime of the annuitant and while the Contract continues.

ANNUITANT

The annuitant is designated in the Contract (on the Specifications page), and is the individual on whose life the maturity date and the amount of the monthly annuity payments depend. The annuitant may not be changed after the contract is in effect.

For nonqualified contracts only, the contract owner may also name one individual as a contingent annuitant by written request before the Contract becomes effective. A contingent annuitant may not be changed, deleted or added after the Contract becomes effective. For Contracts issued in New York, a contingent annuitant may not be named.

                                   TRANSFERS
--------------------------------------------------------------------------------

Before the maturity date, you may transfer all or part of the contract value between funding options if you have not elected the Principal Protection Feature. There are no charges or restrictions on the amount or frequency of transfers currently except for the Fixed Options; however, we reserve the right to charge a fee for any transfer request, and to limit the number of transfers to one in any six-month period. Since different funding options have different expenses, a transfer of contract values from one funding option to another could result in your investment becoming subject to higher or lower expenses. After the maturity date, you may make transfers between funding options only with our consent. If you have selected the Principal Protection Feature, you may not transfer among the Protected Funding Options that you chose initially.

DOLLAR COST AVERAGING

This feature is not available if you selected the Principal Protection
Guarantee.

Dollar cost averaging (or "automated transfers") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis so that more accumulation units are purchased in a funding option if the value per unit is low and less accumulation units are purchased if the value per unit is high. Therefore, a lower-than-average value per unit may be achieved over the long run.

You may elect automated transfers through written request or other method acceptable to the Company. You must have a minimum total contract value of $10,000 to enroll in the Dollar Cost Averaging program. The minimum amount that may be transferred through this program is $400.

You may establish automated transfers of contract values from the Fixed Account, subject to certain restrictions. Automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the Dollar Cost Averaging program.

You may start or stop participation in the Dollar Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. All provisions and terms of the Contract apply to automated transfers, including provisions relating to the transfer of money between investment options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Any time before the maturity date, you may redeem all or any portion of the cash surrender value, that is, the contract value, less any withdrawal charge, any applicable Principal Protection Cancellation Charge, and any premium tax not previously deducted. You must submit a written request specifying the fixed or variable funding option(s) from which amounts are to be withdrawn. The cash surrender value will be determined as of the close of business after we receive your surrender request at the Home Office. The cash surrender value may be more or less than the purchase payments made depending on the contract value at the time of surrender.

If you select the Principal Protection Feature and withdraw any amounts prior to the Principal Protection Expiration Date, the amounts withdrawn, including the withdrawal charge and Principal Protection Cancellation Charge, will no longer be protected by the principal guarantee and will reduce the amount of the principal guarantee proportionately.

The Company may defer payment of any cash surrender value for a period of up to seven days after the written request is received, but it is our intent to pay as soon as possible. We cannot process requests for surrender that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

SYSTEMATIC WITHDRAWALS

Before the maturity date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. Any applicable withdrawal charges and Principal Protection Cancellation Charge (in excess of the free withdrawal allowance) and any applicable premium taxes will be deducted. To elect systematic withdrawals, you must have a contract value of at least $15,000 and you must make the election on the form provided by the Company. We will surrender accumulation units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but at least 30 days' notice must be given to change any systematic withdrawal instructions that are currently in place.

If you select the Principal Protection Feature and withdraw any amounts prior to the Principal Protection Expiration Date, the amounts withdrawn (including the withdrawal charge and Principal Protection Cancellation Charge) will no longer be protected by the principal guarantee and will reduce the amount of the principal guarantee proportionately.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to contract owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the contract owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------

Before the maturity date, a death benefit is payable to the beneficiary when either the annuitant, the contract owner or the first of joint owners dies and there is no contingent annuitant. The death benefit is calculated at the close of the business day on which the Company's Home Office received due proof of death. If the Company is notified of the annuitant's, contract owner's, or first of the joint owner's death more than six months after the death, the death benefit will be the contract value. A beneficiary may request that a death benefit payable under the Contract be applied to one of the settlement options available under the Contract. (See also "Nonqualified Annuity Contracts," in this prospectus.)

For nonqualified contracts, if the contract owner (including the first of joint owners) dies before the maturity date, a distribution may be required under the minimum distribution requirements of the federal tax law. If so required, we will recalculate the value of the death benefit under the provisions of "Death Proceeds Before the Maturity Date," below. The value of the death benefit, as recalculated, will be credited to the party taking distributions upon the death of the contract owner with the annuitant or contingent annuitant surviving. This will generally be the surviving joint owner or otherwise the beneficiary in accordance with all the circumstances and the terms of the Contract. This party may differ from the beneficiary who was named by the contract owner in a written request and who would receive any remaining contractual benefits upon the death of the annuitant. This party may be paid in a single lump sum, or by other options, but should take distributions as required by minimum distribution requirements of the federal tax law. If your spouse is the surviving joint owner, he or she may elect to continue the Contract as owner rather than taking a distribution under the Contract. (See "Nonqualified Annuity Contracts" in this prospectus.) In this case, all references to age in the "Death Proceeds Before the Maturity Date" section will be based on the contract owner's age rather than the annuitant's age.

STANDARD DEATH BENEFIT

DEATH PROCEEDS BEFORE THE MATURITY DATE

If the Annuitant dies before age 85 and before the Maturity Date, we will pay the Beneficiary the greatest of a), b) or c) below, less any applicable premium tax or prior surrenders not previously deducted as of the Death Report Date:

        a) the Contract Value;

        b) the total purchase payments made under the Contract; or

        c) the death benefit value, which will be reset once every eight years to the then Current Contract Value, immediately preceding the Death Report Date.

If the Annuitant dies on or after age 85 and before the Maturity Date, will we pay the Beneficiary the Contract Value less any applicable premium tax as of the Death Report Date.

DEATH PROCEEDS AFTER THE MATURITY DATE

If the Annuitant dies on or after the Maturity Date, we will pay the Beneficiary a death benefit consisting of any benefit remaining under the Annuity option then in effect.

ENHANCED DEATH BENEFIT

DEATH PROCEEDS PRIOR TO THE MATURITY DATE.

IF ANNUITANT DIES BEFORE AGE 80 AND BEFORE THE MATURITY DATE, the death benefit payable as of the Death Report Date will be the greater of (1) or (2) below, less any applicable Premium Tax as of the Death Report Date:

     (1) the Contract Value on the Death Report Date; or

     (2) the 7% Roll-Up Death Benefit Value (as described below) available at the death Report Date.

IF THE ANNUITANT DIES ON OR AFTER AGE 80, BUT BEFORE AGE 90 AND BEFORE THE MATURITY DATE, the death benefit payable as of the death Report Date will be the greater of (1) or (2) below, less any applicable Premium Tax as of the Death Report Date:

     (1) the Contract Value on the death Report Date; or

     (2) the 7% Roll-Up Death Benefit Value (as described below) available at the Annuitant's 80th Birthday, less any partial Surrender Reductions (as described below) which occur after the Annuitant's 80th birthday.

IF ANNUITANT DIES ON OR AFTER AGE 90 AND BEFORE THE MATURITY DATE, the death benefit payable as of the death Report Date will be the Contract Value on the Death Report Date, less any applicable Premium Tax as of the Death Report Date.

ROLL-UP DEATH BENEFIT VALUE

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated as follows:

     (a) the Roll-Up Death Benefit Value as of the previous Contract Date anniversary;

     (b) minus any Partial Surrender Reductions (as described below) during the previous Contract Year.

The result, increased by 7%, is the new Roll-Up Death Benefit Value.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value equals:

     (a) the Roll-Up Death Benefit Value on the previous Contract Date anniversary;

     (b) minus any Partial Surrender Reductions (as described below) since the previous Contract Date anniversary.

The maximum Roll-Up Death Benefit payable equals 200% of the difference between the Purchase Payment and all Partial Surrender Reductions (as described below).

PARTIAL SURRENDER REDUCTION

The partial surrender reduction referenced above is equal to (l) the amount of the Roll-Up Death Benefit Value immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by the Contract Value immediately prior to the partial surrender.

DEATH BENEFIT AFTER THE MATURITY DATE.

If the annuitant dies on or after age 90 and before the maturity date, the death benefit payable will be the contract value, less any applicable premium tax or outstanding loans.

IF THE ANNUITANT DIES ON OR AFTER AGE 90, the Company will pay the beneficiary a death benefit in an amount equal to the contract value reduced by any applicable premium tax and prior withdrawals.

                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular income payments (annuity payments). You can choose the month and the year in which those payments begin (maturity date). You can also choose among income plans (annuity or income options). We ask you to choose the maturity date and the annuity option when you purchase the contract. While the annuitant is alive, you can change your selection any time up to the maturity date. Annuity or income payments will begin on the maturity date stated in the Contract unless the Contract has been fully surrendered or the proceeds have been paid to the beneficiary before that date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the annuitant and another person, and thereafter during the lifetime of the survivor. We may require proof that the annuitant is alive before annuity payments are made.

Unless you elect otherwise, the maturity date will be the annuitant's 75th birthday, or ten years after the effective date of the contract. (For Contracts issued in Florida, the maturity date elected may not be later than the annuitant's 90th birthday.)

If you select the Principal Protection Feature, you may not select a maturity date that is prior to the Principal Protection Expiration Date (that is, prior to the last day of the eight contract year).

For nonqualified Contracts, at least 30 days before the original maturity date, a contract owner may elect to extend the maturity date to any time prior to the annuitanext's 85th birthday or, for qualified Contracts, to a later date with the Company's consent. Certain annuity options taken at the maturity date may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon the death of the contract owner, or with qualified contracts upon either the contract owner's attainment of age 70 1/2 or the death of the contract owner. Independent tax advice should be sought regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

When an annuity option is elected, it may be elected as a variable annuity, a fixed annuity, or a combination of both. (Variable payouts under this Contract are not permitted in Florida or New Jersey.) If, at the time annuity payments begin, no election has been made to the contrary, the cash surrender value will be applied to provide an annuity funded by the same investment options (contract value, in Oregon). At least 30 days before the maturity date, you may transfer the contract value among the funding options in order to change the basis on which annuity payments will be determined; however, if the Principal Protection Feature is selected, you may not transfer or annuitize prior to the Principal Protection Expiration Date.

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the variable funding options. The number of annuity units credited to the Contract is determined by dividing the first monthly annuity payment attributable to each funding option by the corresponding annuity unit value as of 14 days before the date annuity payments begin. An annuity unit is used to measure the dollar value of an annuity payment. The number of annuity units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. The Contract contains tables used to determine the first monthly annuity payment. The amount applied to effect a variable annuity will be the value of the funding options as of 14 days before the date annuity payments begin less any applicable premium taxes not previously deducted.

The amount of the first monthly payment depends on the annuity option elected. A formula for determining the adjusted age is contained in the Contract. The total first monthly annuity payment is determined by multiplying the benefit per $1,000 of value shown in the tables of the Contract by the number of thousands of dollars of value of the Contract applied to that annuity option. The Company reserves the right to require satisfactory proof of age of any person on whose life annuity payments are based before making the first payment under any of the settlement options.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of the second and subsequent annuity payments is not predetermined and may change from month to month based on the investment experience of the applicable funding option. The total amount of each annuity payment will be equal to the sum of the basic payments in each funding option. The actual amounts of these payments are determined by multiplying the number of annuity units credited to each funding option by the corresponding annuity unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed annuity payment as described under "Variable Annuity," except that the cash surrender value will be determined as of the date annuity payments begin. If it would produce a larger payment, the first fixed annuity payment will be determined using the Life Annuity Tables in effect on the maturity date.

                                PAYMENT OPTIONS
--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the annuitant is alive, you can change your annuity or income option selection any time up to the maturity date. Income options differ from annuity options in that the amount of the payments made under income options are not based upon the life of any person. Therefore, the annuitant may outlive the payment period. Once annuity or income payments have begun, no further elections are allowed.

During the annuitant's lifetime, if you do not elect otherwise before the maturity date, we will pay you (or another designated payee) the first of a series of monthly annuity payments based on the life of the annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain qualified contracts, Annuity Option 4 (Joint and Last Survivor Joint Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the contract.

The minimum amount that can be placed under an annuity or income option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the contract value in a lump-sum.

On the maturity date, we will pay the amount due under the Contract in one lump sum (except in Florida, where this is not permitted), or in accordance with the payment option that you select. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the annuitant must be made by the contract owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, all or any part of the cash surrender value (contract value, in Oregon) may be paid under one or more of the following annuity options. Payments under the annuity options may be elected on a monthly, quarterly, semiannual or annual basis. We may also offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make annuity payments during the lifetime of the annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly annuity payments during the lifetime of the annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular annuity payments during the lifetime of the annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make annuity payments during the lifetimes of the annuitant and a second person. One will be designated the primary payee, the other will be designated the secondary payee. On the death of the secondary payee, the Company will continue to make monthly annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make annuity payments to the secondary payee in an amount equal to 50% of the payments which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments of a Fixed Amount. The Company will make equal payments of the amount elected until the cash surrender value applied under this option has been exhausted. The first payment and all later payments will be paid from amounts attributable to each investment option in proportion to the cash surrender value attributable to each. The final payment will include any amount insufficient to make another full payment.

                       MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the contract value (including charges) within ten days after you receive it (the "right to return period"). You bear the investment risk during the period; therefore, the contract value returned may be greater or less than your purchase payment. If the Contract is purchased as an Individual Retirement Annuity, and is returned within the first seven days after delivery, your purchase payment will be refunded in full; during the remainder of the right to return period, the contract value (including charges) will be refunded. The contract value will be determined following the close of the business day on which we receive a written request for a refund. Where state law requires a longer free look period, or the return of purchase payments or other variations of this provision, the Company will comply. Refer to your Contract for any state-specific information.

TERMINATION

You do not need to make any purchase payments after the first to keep the Contract in effect. However, we reserve the right to terminate the Contract on any business day if the contract value as of that date is less than $1,000 and no purchase payments have been made for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after the Company has mailed notice of termination to the contract owner's last known address and to any assignee of record. If the Contract is terminated, we will pay you the cash surrender value (contract value less any applicable premium tax, in the states that so require), less any applicable administrative charge.

REQUIRED REPORTS

As often as required by law, but at least once in each contract year before the due date of the first annuity payment, we will furnish a report showing the number of accumulation units credited to the Contract and the corresponding accumulation unit value(s) as of the date of the report for each funding option to which the contract owner has allocated amounts during the applicable period. The Company will keep all records required under federal or state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

TRANSFERS OF CONTRACT VALUES TO OTHER ANNUITIES

We may permit contract owners to transfer their contract values into other annuities offered by us or our affiliated insurance companies under rules then in effect.

                              THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

The Travelers Fund BD IV For Variable Annuities ("Fund") was established on March 27, 1997 and is registered with the SEC as a unit investment trust (separate account) under the Investment Company Act of 1940, as amended (the "1940 Act"). The assets of Fund BD IV will be invested exclusively in the shares of the variable Funding Options, as well as other variable funding options available in similar variable annuity contracts offered by the Company.

The assets of Fund BD IV are held for the exclusive benefit of the owners of this separate account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to Fund BD IV are, in accordance with the Contracts, credited to or charged against Fund BD IV without regard to other income, gains and losses of the Company. The assets held by Fund BD IV are not chargeable with liabilities arising out of any other business which the Company may conduct. Obligations under the Contract are obligations of the Company.

All investment income and other distributions of the Funding Options are payable to Fund BD IV. All such income and/or distributions are reinvested in shares of the respective funding option at net asset value. Shares of the Funding Options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

MIXED AND SHARED FUNDING

It is conceivable that in the future it may be disadvantageous for both variable annuity and variable life insurance separate accounts, or for variable separate accounts of different insurance companies, to invest simultaneously in the same portfolios (called "mixed" and "shared" funding). Currently neither the insurance companies nor the portfolios foresee any such disadvantages to the companies or to variable contract owners. Each portfolio's board of trustees, directors or managers intends to monitor events in order to identify any material conflicts between such policy owners and to determine what action, if any, should be taken in response thereto.

PERFORMANCE INFORMATION

From time to time, we may advertise several types of historical performance for the Contract's funding options. We may advertise the "standardized average annual total returns" of the funding option, calculated in a manner prescribed by the SEC, as well as the "non-standardized total return," as described below. Examples of the performance figures are illustrated in the SAI.

STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the funding option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the funding option has been in existence, if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual administrative charge ($30) is converted to a percentage of assets based on the actual fee collected (or anticipated to be collected, if a new product), divided by the average net assets for Contracts sold (or anticipated to be sold). Each quotation assumes a total redemption at the end of each period with the applicable withdrawal charge deducted at that time.

NON-STANDARDIZED METHOD. Non-standardized "total returns" will be calculated in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Non-standardized total returns will not reflect the deduction of any withdrawal charge or the $30 annual contract administrative charge, which, if reflected, would decrease the level of performance shown. The withdrawal charge is not reflected because the Contract is designed for long-term investment.

GENERAL Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of Fund BD IV and the variable funding options.

For funding options that were in existence prior to the date they became available under Fund BD IV, the standardized and non-standardized average annual total return quotations will show the investment performance that such funding options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance. The contract value at redemption may be more or less than original cost.

In certain cases a newly created funding option has the same investment objectives, investment adviser, and follows the same investment strategies as a publicly-available (retail) mutual fund. In such cases, the performance of the retail fund may be shown, adjusted for any contract charges and fees. Any such information presented would conform to the standardized and nonstandardized performance requirements discussed above.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences under this Contract is not intended to cover all situations, and is not meant to provide tax advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax adviser regarding your personal situation. For your information, a more detailed tax discussion is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for money put into an annuity. The Internal Revenue Code (Code) governs how this money is ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below.

TYPES OF CONTRACTS: QUALIFIED OR NONQUALIFIED

If you purchase an annuity contract under any pension plan, specially sponsored program, or individual retirement annuity (IRA) with pre-tax dollars, your contract is referred to as a qualified contract. Some examples of qualified contracts are: IRAs, pension and profit-sharing plans (including 401(k) plans), and Keogh Plans. If you purchase the contract with after-tax dollars and not under one of the programs described above, your contract is referred to as nonqualified.

NONQUALIFIED ANNUITY CONTRACTS

As the owner of a nonqualified annuity, you will not be taxed on increases in the value of your contract until a distribution occurs -- either as a withdrawal (distribution made prior to the maturity date), or as annuity payments. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings. Similarly, when you receive an annuity payment, part of each payment is considered a return of your purchase payments and will not be taxed. The remaining portion of the annuity payment (i.e., any earnings) will be considered ordinary income for tax purposes.

If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the contract attributable to purchase payments made after February 28, 1986 are includable in income annually. Furthermore, for contracts issued after April 22, 1987, all deferred increases in value will be includable in your income if you should transfer the contract for an amount substantially less than the value of the contract.

If you make a partial withdrawal, this money will generally be taxed as first coming from earnings, (income in the contract), and then from your purchase payments. These withdrawn earnings are includable in your income. (See "Penalty Tax for Premature Distributions" below). There is income in the contract to the extent the cash value exceeds your investment in the contract. The investment in the contract equals the total purchase payments you paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

Federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. If these requirements are not met, the surviving joint owner, or the beneficiary, will have to pay taxes prior to distribution. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments.

QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the contract have not yet been taxed, the full amount of all withdrawals and annuity payments are taxed at the ordinary income tax rate. The Contract is available as a vehicle for IRA rollovers. There are special rules which govern the taxation of qualified contracts, including requirements for mandatory distributions and contribution limits. We have provided a more complete discussion in the SAI.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

Taxable distributions taken before the contract owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the money distributed was (1) paid on or after the owner dies; (2) paid if the taxpayer becomes totally disabled, (as that term is defined in the Code); (3) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity; (4) paid as an immediate annuity; or (5) paid from purchase payments made prior to August 14, 1982.

OWNERSHIP OF THE INVESTMENTS

Assets in the funding options must be owned by the Company and not by the contract owner for federal income tax purposes. Otherwise, the deferral of taxes is lost by the owner.

The Internal Revenue Service (IRS) has stated that a variable contract owner will be considered the owner of the assets of a funding option if the owner has some degree of control over those investments. The IRS has not, however, described in detail the circumstances in which investor control of the investments of a separate account may cause the investor, rather than the insurance company, to be treated as the owner of the assets of the account.

We do not know if such guidance will be issued, or if it is, what standards may be set. Furthermore, we do not know if such guidance may be issued with retroactive effect. New regulations generally apply to future sales or to future voluntary transactions in existing contracts. We therefore reserve the right to modify the contract as necessary to attempt to maintain favorable tax treatment.

DIVERSIFICATION REQUIREMENTS

The Code states that in order to qualify for the tax benefits described above, investments made in the separate account of any nonqualified variable annuity contract must satisfy certain diversification requirements. Tax regulations define how separate accounts must be diversified. We monitor the investments constantly and believe that our accounts are adequately diversified. We intend to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

                               OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANY

The Travelers Life and Annuity Company is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in a majority of the states of the United States and intends to seek licensure in the remaining states, except New York. The Company is an indirect wholly owned subsidiary of Travelers Group Inc. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

The Company intends to sell the Contracts in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts will be sold by life insurance sales agents who represent the Company, and who are licensed registered representatives of the Company or certain other registered broker-dealers. The compensation paid to sales representatives will not exceed 6.5% of the payments made under the Contracts.

From time to time, the Company may pay or permit other promotional incentives, in cash, credit or other compensation.

Any sales representative or employee will have been qualified to sell variable annuities under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934, and all are members of the NASD. The principal underwriter for the Contracts is Tower Square Securities, Inc., an affiliate of the Company; however, it is currently anticipated that an affiliated broker-dealer may become the principal underwriter for the Contracts during 1997.

CONFORMITY WITH STATE AND FEDERAL LAWS

The Contract is governed by the laws of the state in which it is delivered. Any paid-up annuity, cash surrender value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which the Contract is delivered. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the contract owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the funding options. However, we believe that when a funding option solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right.

LEGAL PROCEEDINGS AND OPINIONS

There are no pending material legal proceedings affecting Fund BD IV. Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this prospectus, as well as the organization of the Company, its authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been reviewed by the General Counsel of the Company.

                                   APPENDIX A
--------------------------------------------------------------------------------

                            THE FIXED ACCOUNT OPTION
   (AVAILABLE ONLY if you have not selected the Principal Protection Feature)

The Fixed Account is secured by part of the general assets of the Company. The general assets of the Company include all assets of the Company other than those held in Fund BD IV or any other separate account sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Option. Disclosure regarding the Fixed Option and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Option, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic annuity payment. The investment gain or loss of Fund BD VI or any of the funding options does not affect the Fixed Option portion of the contract owner's contract value, or the dollar amount of fixed annuity payments made under any payout option.

We guarantee that, at any time, the Fixed Option contract value will not be less than the amount of the purchase payments allocated to the Fixed Option, plus interest credited as described below, less any applicable premium taxes or prior surrenders. If the contract owner effects a surrender, the amount available from the Fixed Option will be reduced by any applicable withdrawal charge as described under "Charges and Deductions" in this prospectus.

Purchase payments allocated to the Fixed Option and any transfers made to the Fixed Option become part of the Company's general account which supports insurance and annuity obligations. Neither the general account nor any interest therein is registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Option at our discretion. Investment income from such Fixed Option assets will be allocated to us and to the Contracts participating in the Fixed Option.

Investment income from the Fixed Option allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Option Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion of at such rate or rates as we prospectively declare from time to time.

The initial rate for any allocations into the Fixed Option is guaranteed for one year from the date of such allocation. Subsequent renewal rates will be guaranteed for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at not less than 3% per year. Any interest credited to amounts allocated to the Fixed Option in excess of 3% per year will be determined in our sole discretion. You assume the risk that interest credited to the Fixed Option may not exceed the minimum guarantee of 3% for any given year.

TRANSFERS

You may make transfers from the Fixed Option to any other available funding option(s) twice a year during the 30 days following the semiannual anniversary of the contract effective date. The transfers are limited to an amount of up to 15% of the Fixed Option Value on the semiannual contract effective date anniversary. (This restriction does not apply to transfers from the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Option to other funding options may not be transferred back to the Fixed Option for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions.

Automated transfers from the Fixed Option to any of the funding options may begin at any time. Automated transfers from the Fixed Option may not deplete your Fixed Option value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                                   APPENDIX B
--------------------------------------------------------------------------------

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Life and Annuity Company. A list of the contents of the Statement of Additional Information is set forth below:

     The Insurance Company
     Principal Underwriter
     Distribution and Management Agreement
     Valuation of Assets
     Independent Accountants
     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated May 1, 1997 (Form No. L-12548S) are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-9061.

Name:

Address:

                                     PART B

          Information Required in a Statement of Additional Information

                      STATEMENT OF ADDITIONAL INFORMATION

                                     dated

                                  May 1, 1997

                                      for

                THE TRAVELERS FUND BD IV FOR VARIABLE ANNUITIES

                                   ISSUED BY

                     THE TRAVELERS LIFE AND ANNUITY COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Individual Variable
Annuity Contract Prospectus dated      , 1997.  A copy of the Prospectus may be
obtained by writing to The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-9061, or by calling
(860) 277-0111.




                               TABLE OF CONTENTS

THE INSURANCE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1

PRINCIPAL UNDERWRITER  . . . .  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1

DISTRIBUTION AND MANAGEMENT AGREEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1

VALUATION OF ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2

TELEPHONE TRANSFERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3

FEDERAL TAX CONSIDERATIONS . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . .     3

INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6

FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    F-1

                             THE INSURANCE COMPANY

         The Travelers Life and Annuity Company (the "Company"), a stock insurance company chartered in 1973 in Connecticut. It is a wholly owned subsidiary of The Travelers Insurance Company, which is indirectly owned, through a wholly owned subsidiary, by Travelers Group Inc., a financial services holding company engaged, through its subsidiaries, principally in four business segments: (i) Investment Services; (ii) Consumer Finance Services;
(iii) Life Insurance Services; and (iv) Property and Casualty Insurance
Services.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut. An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

   The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. Fund BD IV meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of Fund BD IV are subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Connecticut Insurance Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.

                             PRINCIPAL UNDERWRITER

         Tower Square Securities, Inc. ("Tower Square"), an affiliate of the Company, serves as principal underwriter for Fund BD IV and the Contracts.
The offering is continuous. Tower Square is an indirect wholly owned subsidiary of Travelers Group Inc. and its principal executive offices are located at One Tower Square, Hartford, Connecticut.

                     DISTRIBUTION AND MANAGEMENT AGREEMENT

         Under the terms of the Distribution and Management Agreement among Fund BD IV, the Company and Tower Square, the Company provides all administrative services and mortality and expense risk guarantees related to variable annuity contracts sold by the Company in connection with Fund BD
IV. Tower Square performs the sales functions related to the Contracts. The Company reimburses Tower Square for commissions paid, other sales expenses and certain overhead expenses connected with sales functions. In 1997, an affiliate of Tower Square may be substituted as the principal underwriter. The Company also pays all costs (including costs associated with the preparation of sales literature); all costs of qualifying Fund BD IV and the variable annuity contract with regulatory authorities; the costs of proxy solicitation; and all custodian, accountant's and legal fees. The Company also provides without cost to Fund BD IV all necessary office space, facilities, and personnel to manage its affairs.

                              VALUATION OF ASSETS

FUNDING OPTIONS: The value of the assets of each Underlying Fund is determined on each Valuation Date as of the close of the New York Stock Exchange. Each security traded on a national securities exchange is valued at the last reported sale price on the Valuation Date. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the Valuation Date or on the basis of quotations received from a reputable broker or any other recognized source.

         Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the Valuation Date or on the basis of quotations received from a reputable broker or any other recognized source.

         Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

         Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CONTRACT VALUE: The value of an Accumulation Unit on any Valuation Date is determined by multiplying the value on the immediately preceding Valuation Date by the net investment factor for the Valuation Period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one Valuation Period to the next. The net investment factor for a Funding Option for any Valuation Period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the Valuation Period relating to the Insurance Charge and the Funding Option Administrative Charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

    (a) = investment income plus capital gains and losses (whether realized or unrealized);

    (b) = any deduction for applicable taxes (presently zero); and

    (c) = the value of the assets of the Funding Option at the beginning of the Valuation Period.

   The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the Valuation Period.

ACCUMULATION UNIT VALUE. The value of the accumulation unit for each funding option was initially established at $1.00. The value of an accumulation unit on any Valuation Date is determined by multiplying the value on the preceding Valuation Date by the net investment factor for the Valuation

Period just ended. The net investment factor is calculated for each funding option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit Value applicable to each funding option was established at $1.00. An Annuity Unit Value as of any Valuation Date is equal to (a) the value of the Annuity Unit on the immediately preceding Valuation Date, multiplied by (b) the corresponding net investment factor for the Valuation Period just ended, divided by (c) the assumed net investment factor for the Valuation Period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a Valuation Period of one day is 1.000081 and, for a period of two days, is 1.000081 x 1.000081.) The value of an Annuity Unit as of any date other than a Valuation Date is equal to its value on the next succeeding Valuation Date.


                              TELEPHONE TRANSFERS

   A contract owner may place a transfer request by telephone. The telephone transfer privilege is available automatically; no special election is necessary for a contract owner to have this privilege. All transfers must be in accordance with the terms of the Contract. In certain cases, the Company may allow you to authorize your agent to make telephone transfers. Transfer instructions are currently accepted on each Valuation Date between 9:00 a.m. and 4:00 p.m., Eastern time, at 1-800-842-8573. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given the following day. If the transfer instructions are not in good order, the Company will not execute the transfer and will promptly notify the caller.

   The Company will make a reasonable effort to record each telephone transfer conversation, but in the event that no recording is effective or available, the contract owner will remain liable for each telephone transfer effected. Additionally, the Company is not liable for acting upon instructions believed to be genuine and in accordance with the procedures described above. As a result of this policy, the contract owner may bear the risk of loss in the event that the Company follows instructions that prove to be fraudulent.


                           FEDERAL TAX CONSIDERATIONS

   The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by a contract owner or beneficiary who may make elections under a contract. For further information, please consult a qualified tax adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

   Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which a participant under a qualified plan, a Section 403(b) annuity, or an IRA attains age 701/2. Distributions must also begin or be continued according to required patterns following the death of the contract owner or the annuitant.

NONQUALIFIED ANNUITY CONTRACTS

   Individuals may purchase tax-deferred annuities without tax law funding limits. The purchase payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), the increases in value attributable to purchase payments made after February 28, 1986 are includable in income annually. Furthermore, for contracts issued after April 22, 1987, all deferred increases in value will be includable in the income of a contract owner when the contract owner transfers the contract without adequate consideration.

   If two or more annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

   Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

   The federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. Failure to meet these requirements will cause the surviving joint owner, or the beneficiary to lose the tax benefits associated with annuity contracts, i.e., primarily the tax deferral prior to distribution. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced.

INDIVIDUAL RETIREMENT ANNUITIES

   To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity (IRA). There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $4,000.

   The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $30,000 for each participant.

SIMPLE Plan IRA Form

   Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to $6,000. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contributionof 100% on the first 3% or 7% contribution for all eligible employes. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

   Under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

   Distributions are taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain lump-sum distributions may be eligible for special forward averaging tax treatment for certain classes of individuals.

FEDERAL INCOME TAX WITHHOLDING

   The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(b) PLANS OR ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

   There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

(a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

(b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

(c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law.

   A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or Beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal Beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2. OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

   To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
YEAR)

   The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. AS OF January 1, 1997, a recipient receiving periodic payments (e.g., monthly or annual payments under an annuity option) which total $14,850 or less per year, will generally be exempt from periodic withholding.

   Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

   Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.

                            INDEPENDENT ACCOUNTANTS



                        (To be provided by amendment)

                     STATEMENT OF ADDITIONAL INFORMATION
                                  FUND BD IV




                     Individual Variable Annuity Contract
                                  issued by



                    The Travelers Life and Annuity Company
                               One Tower Square
                         Hartford, Connecticut 06183

                                     PART C

                                Other Information

Item 24.  Financial Statements and Exhibits

                        (To be provided by amendment.)


The financial statements of the Registrant will not be provided since the Registrant will have no assets as of the effective date of the Registration Statement.

(b)          Exhibits

      1. Resolution of The Travelers Life and Annuity Company Board of Directors authorizing the establishment of the Registrant.

      2.     Not Applicable.

   3(a). Form of Distribution and Management Agreement among the Registrant, The Travelers Life and Annuity Company and Tower Square
             Securities, Inc.

   3(b).     Form of Selling Agreement.

      4.     Variable Annuity Contract.

      5.     Application.  To be filed by amendment.

   6(a). Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990. (Incorporated herein by reference to Exhibit 6(a) to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

   6(b). By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

      9. Opinion of Counsel as to the legality of securities being registered.

  10(a). Consent of KPMG Peat Marwick LLP, Independent Certified Public Accountants. (To be provided by amendment.)

     13. Computation of Total Return Calculations - Standardized and Non-Standardized. To be filed by amendment.

  15(a). Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Michael A. Carpenter, Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R. Stuart, Katherine M. Sullivan and Marc P. Weill.

Item 25.  Directors and Officers of the Depositor

Name and Principal                    Positions and Offices
Business Address                      with Insurance Company
----------------                      ----------------------
Michael A. Carpenter*                 Director, Chairman of the Board
                                      President and Chief Executive Officer
Jay S. Benet*                         Director and Senior Vice President
George C. Kokulis*                    Director and Senior Vice President
Robert I. Lipp*                       Director
Ian R. Stuart*                        Director, Senior Vice President,
                                      Chief Financial Officer, Chief
                                      Accounting Officer and Controller
Katherine M. Sullivan*                Director and Senior Vice President
                                      and General Counsel
Marc P. Weill**                       Director and Senior Vice President
Stuart Baritz**                       Senior Vice President
Elizabeth C. Georgakopoulos*          Senior Vice President
Barry Jacobson*                       Senior Vice President
Russell H. Johnson*                   Senior Vice President
Warren H. May*                        Senior Vice President
Christine M. Modie*                   Senior Vice President
David A. Tyson*                       Senior Vice President
F. Denney Voss*                       Senior Vice President
Paula Burton*                         Vice President
William Hogan*                        Vice President and Actuary
Donald R. Munson, Jr.*                Second Vice President
Ernest J. Wright*                     Vice President and Secretary
Kathleen A. McGah*                    Assistant Secretary and Counsel

     Principal Business Address:
*    The Travelers Life and Annuity Company      **  Travelers Group Inc.
     One Tower Square                                388 Greenwich Street
     Hartford, CT  06183                             New York, N.Y. 10013

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

              OWNERSHIP OF THE TRAVELERS LIFE AND ANNUITY COMPANY


Company                                                       State of  Organization        Ownership         Principal Business
-------                                                       ----------------------        ---------         ------------------
Travelers Group Inc.                                          Delaware                      Publicly Held     ----------------
   Associated Madison Companies Inc.                          Delaware                      100.00            ----------------
       PFS Services Inc.                                      Georgia                       100.00            ----------------
           The Travelers Insurance Group, Inc.                Connecticut                   100.00            ----------------
               The Travelers Insurance Company                Connecticut                   100.00            Insurance
                   The Travelers Life and Annuity Company     Connecticut                   100.00            Insurance

--------------------------------------------------------------------------------

               PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH
                     THE TRAVELERS LIFE AND ANNUITY COMPANY





                                                                                            % of Voting
                                                                                            Securities
                                                                                         Owned  Directly
                                                                        State of         or Indirectly by
                                                                        Organization     The Travelers Inc.   Principal Business
                                                                        ------------     -----------------    ------------------
AC Health Ventures, Inc.                                                Delaware               100.00         Inactive
AMCO Biotech, Inc.                                                      Delaware               100.00         Inactive
Associated Madison Companies, Inc.                                      Delaware               100.00         Holding company.
     American National Life Insurance (T & C), Ltd.                     Turks and
                                                                          Caicos Islands       100.00         Insurance
     ERISA Corporation                                                  New York               100.00         Inactive
     Mid-America Insurance Services, Inc.                               Georgia                100.00         Third party
                                                                                                                administrator
     National Marketing Corporation                                     Pennsylvania           100.00         Inactive
     PFS Services, Inc.                                                 Georgia                100.00         General partner and
                                                                                                                holding company
          The Travelers Insurance Group Inc.                            Connecticut            100.00         Holding company




                                                                         3/18/97

                                                                                           % of Voting
                                                                                            Securities
                                                                                         Owned  Directly
                                                                        State of         or Indirectly by
                                                                        Organization     The Travelers Inc.   Principal Business
                                                                        ------------     -----------------    ------------------
               Constitution Plaza, Inc.                                 Connecticut            100.00         Real estate brokerage
               KP Properties Corporation                                Massachusetts          100.00         Real estate
               KPI 85, Inc.                                             Massachusetts          100.00         Real estate
               KRA Advisers Corporation                                 Massachusetts          100.00         Real estate
               KRP Corporation                                          Massachusetts          100.00         Real estate
               La Metropole S.A.                                        Belgium                 98.83         P-C insurance/
                                                                                                                reinsurance
               The Prospect Company                                     Delaware               100.00         Investments
                    89th & York Avenue Corporation                      New York               100.00         Real estate
                    979 Third Avenue Corporation                        Delaware               100.00         Real estate
                    Meadow Lane, Inc.                                   Georgia                100.00         Real estate
                                                                                                                development
                    Panther Valley, Inc.                                New Jersey             100.00         Real estate management
                    Prospect Management Services Company                Delaware               100.00         Real estate management
                    The Travelers Asset Funding Corporation             Connecticut            100.00         Investment adviser
                         Travelers Capital Funding Corporation          Connecticut            100.00         Furniture/equipment
               The Travelers Insurance Company                          Connecticut            100.00         Insurance
                     The Plaza Corporation                              Connecticut            100.00         Holding company
                         The Copeland Companies                         New Jersey             100.00         Holding company
                              American Odyssey Funds Management,
                                Inc.                                    New Jersey             100.00         Investment advisor
                                   American Odyssey Funds, Inc.         Maryland               100.00         Investment management
                              Copeland Administrative Services, Inc.    New Jersey             100.00         Administrative
                                                                                                                services
                              Copeland Associates, Inc.                 Delaware               100.00         Fixed/variable
                                                                                                                annuities
                                   Copeland Associates Agency of
                                     Ohio, Inc.                         Ohio                    99.00         Fixed/variable
                                                                                                                annuities
                                   Copeland Associates of Alabama,
                                     Inc.                               Alabama                100.00         Fixed/variable
                                                                                                                annuities
                                   Copeland Associates of Montana,
                                     Inc.                               Montana                100.00         Fixed/variable
                                                                                                                annuities
                                   Copeland Benefits Management
                                     Company                            New Jersey              51.00         Investment marketing
                                   Copeland Equities, Inc.              New Jersey             100.00         Fixed/variable
                                                                                                                annuities
                                   H.C. Copeland Associates, Inc. of
                                     Massachusetts                      Massachusetts          100.00         Fixed annuities
                              Copeland Financial Services, Inc.         New Jersey             100.00         Investment advisory
                                                                                                                services.
                              Copeland Healthcare Services, Inc.        New Jersey             100.00         Life insurance
                                                                                                                marketing
                              H.C. Copeland and Associates, Inc.
                                of Texas                                Texas                  100.00         Fixed/variable
                                                                                                                annuities

                                                                                            % of Voting
                                                                                            Securities
                                                                                         Owned  Directly
                                                                        State of         or Indirectly by
                                                                        Organization     The Travelers Inc.   Principal Business
                                                                        ------------     -----------------    ------------------
                         Three Parkway Inc. - I                         Pennsylvania           100.00         Investment real estate
                         Three Parkway Inc. - II                        Pennsylvania           100.00         Investment real estate
                         Three Parkway Inc. - III                       Pennsylvania           100.00         Investment real estate
                         Tower Square Securities, Inc.                  Connecticut            100.00         Broker dealer
                         Travelers Asset Management International
                           Corporation                                  New York               100.00         Investment adviser
                         Travelers Distribution Company                 Delaware               100.00
                         Travelers Investment Adviser, Inc.             Delaware               100.00         Investment Advisor
                         Travelers/Net Plus Agency of Ohio, Inc.        Ohio                   100.00         Insurance agency
                         Travelers/Net Plus Insurance Agency, Inc.      Massachusetts          100.00         Insurance agency
                         Travelers/Net Plus, Inc.                       Connecticut            100.00
                    The Travelers Life and Annuity Company              Connecticut            100.00         Life insurance
                    Travelers Insurance Holdings Inc.                   Georgia                100.00         Holding company
                         AC RE, Ltd.                                    Bermuda                100.00         Reinsurance
                         American Financial Life Insurance Company      Texas                  100.00         Insurance
                         Primerica Life Insurance Company               Massachusetts          100.00         Life insurance
                              National Benefit Life Insurance
                                Company                                 New York               100.00         Insurance
                              Primerica Financial Services
                                (Canada) Ltd.                           Canada                 100.00         Holding company
                                   PFSL Investments Canada Ltd.         Canada                 100.00         Mutual fund dealer
                                   Primerica Financial Services Ltd.    Canada                 82.82          General agent
                                   Primerica Life Insurance Company
                                     of Canada                          Canada                 100.00         Life insurance
               The Travelers Insurance Corporation Proprietary
                 Limited                                                Australia              100.00         Inactive
               Travelers Canada Corporation                             Canada                 100.00         Inactive
               Travelers Mortgage Securities Corporation                Delaware               100.00         Collateralized
                                                                                                                obligations
               Travelers of Ireland Limited                             Ireland                99.90          Data processing
               Travelers Property Casualty Corp.                        Delaware               82.00          Holding company
                    The Aetna Casualty and Surety Company               Connecticut            100.00         Insurance company
                         AE Development Group, Inc.                     Connecticut            100.00
                         Aetna Casualty & Surety Company of Canada      Canada                 100.00
                         Aetna Casualty and Surety Company of
                           America                                      Connecticut            100.00         Insurance company
                         Aetna Casualty and Surety Company of
                           Illinois                                     Illinois               100.00         Insurance company

                                                                                           % of Voting
                                                                                            Securities
                                                                                          Owned  Directly
                                                                        State of         or Indirectly by
                                                                        Organization     The Travelers Inc.   Principal Business
                                                                        ------------     -----------------    ------------------
                         Aetna Casualty Company of Connecticut          Connecticut            100.00         Insurance company
                         Aetna Commercial Insurance Company             Connecticut            100.00         Insurance company
                         Aetna Excess and Surplus Lines Company         Connecticut            100.00         Insurance Company
                         Aetna Lloyds of Texas Insurance Company        Texas                  100.00         Insurance company
                         Aetna National Accounts U.K. Limited           United Kingdom         100.00         Insurance company
                         Axia Services, Inc.                            New York               100.00
                         Farmington Casualty Company                    Connecticut            100.00         Insurance company
                         Farmington Management, Inc.                    Connecticut            100.00
                         Urban Diversified Properties, Inc.             Connecticut            100.00
                    The Standard Fire Insurance Company                 Connecticut            100.00
                         AE Properties, Inc.                            California             100.00
                         Aetna Insurance Company                        Connecticut            100.00         Insurance company
                         Aetna Insurance Company of Illinois            Illinois               100.00         Insurance company
                         Aetna Personal Security Insurance Company      Connecticut            100.00         Insurance company
                         Community Rehabilitation Investment
                           Corporation                                  Connecticut            100.00
                         The Automobile Insurance Company of
                           Hartford, Connecticut                        Connecticut            100.00         Insurance company
                    The Travelers Indemnity Company                     Connecticut            100.00         P-C insurance
                         Commercial Insurance Resources, Inc.           Delaware               100.00         Holding company
                              Gulf Insurance Company                    Missouri               100.00         P-C insurance
                                   Atlantic Insurance Company           Texas                  100.00         P-C insurance
                                   Gulf Risk Services, Inc.             Delaware               100.00         Claims/risk management
                                   Gulf Underwriters Insurance
                                     Company                            Missouri               100.00         P-C ins/surplus lines
                                   Select Insurance Company             Texas                  100.00         P-C insurance
                         Countersignature Agency, Inc.                  Florida                100.00         Countersign ins
                                                                                                                policies
                         First Floridian Auto and Home Insurance
                           Company                                      Florida                100.00         Insurance company
                         First Trenton Indemnity Company                New Jersey             100.00         P-C insurance
                         Laramia Insurance Agency, Inc.                 North Carolina         100.00         Flood insurance
                         Secure Affinity Agency, Inc.                   Delaware               100.00         P-C insurance agency
                         The Charter Oak Fire Insurance Company         Connecticut            100.00         P-C insurance
                         The Parker Realty and Insurance
                           Agency, Inc.                                 Vermont                58.00          Real estate

                                                                                           % of Voting
                                                                                           Securities
                                                                                         Owned  Directly
                                                                        State of         or Indirectly by
                                                                        Organization     The Travelers Inc.   Principal Business
                                                                        ------------     -----------------    ------------------
                        The Phoenix Insurance Company                   Connecticut            100.00         P-C insurance
                              Constitution State Service Company        Montana                100.00         Service company
                              The Travelers Indemnity Company of
                                America                                 Georgia                100.00         P-C insurance
                              The Travelers Indemnity Company of
                                Connecticut                             Connecticut            100.00         Insurance
                              The Travelers Indemnity Company of
                                Illinois                                Illinois               100.00         P-C insurance
                         The Premier Insurance Company of
                           Massachusetts                                Massachusetts          100.00         Insurance
                         The Travelers Home and Marine Insurance
                           Company                                      Indiana                100.00         P-C insurance
                         The Travelers Indemnity Company of
                           Missouri                                     Missouri               100.00         P-C insurance
                         The Travelers Lloyds Insurance Company         Texas                  100.00         Non-life insurance
                         The Travelers Marine Corporation               California             100.00         General insurance
                                                                                                                brokerage
                         TI Home Mortgage Brokerage, Inc.               Delaware               100.00         Mortgage brokerage
                                                                                                                services
                         TravCo Insurance Company                       Indiana                100.00         P-C insurance
                         Travelers Bond Investments, Inc.               Connecticut            100.00         Bond investments
                         Travelers General Agency of Hawaii, Inc.       Hawaii                 100.00         Insurance agency
                         Travelers Medical Management
                           Services Inc.                                Delaware               100.00         Managed care
                         Travelers Specialty Property Casualty
                           Company, Inc.                                Connecticut            100.00         Insurance management
     Primerica Convention Services, Inc.                                Georgia                100.00
     Primerica Finance Corporation                                      Delaware               100.00         Holding company
          PFS Distributors, Inc.                                        Georgia                100.00         General partner
          PFS Investments Inc.                                          Georgia                100.00         Broker dealer
          PFS T.A., Inc.                                                Delaware               100.00         Joint venture partner
     Primerica Financial Services Home Mortgages, Inc.                  Georgia                100.00         Mortgage loan broker
     Primerica Financial Services, Inc.                                 Nevada                 100.00         General agency
          Primerica Financial Services Agency of New York, Inc.         New York               100.00         General agency
                                                                                                                licensing
          Primerica Financial Services Insurance Marketing of
            Connecticut, Inc.                                           Connecticut            100.00         General agency
                                                                                                                licensing
          Primerica Financial Services Insurance Marketing of
            Idaho, Inc.                                                 Idaho                  100.00         General agency
                                                                                                                licensing
          Primerica Financial Services Insurance Marketing of
            Nevada, Inc.                                                Nevada                 100.00         General agency
                                                                                                                licensing
          Primerica Financial Services Insurance Marketing of
            Pennsylvania, Inc.                                          Pennsylvania           100.00         General agency
                                                                                                                licensing
          Primerica Financial Services Insurance Marketing of
            the Virgin Islands, Inc.                                    United States
                                                                          Virgin Islands       100.00         General agency
                                                                                                                licensing
          Primerica Financial Services Insurance Marketing of
            Wyoming, Inc.                                               Wyoming                100.00         General agency
                                                                                                                licensing

                                                                                            % of Voting
                                                                                            Securities
                                                                                         Owned  Directly
                                                                        State of         or Indirectly by
                                                                        Organization     The Travelers Inc.   Principal Business
                                                                        ------------     -----------------    ------------------
          Primerica Financial Services Insurance Marketing, Inc.        Delaware               100.00         General agency
                                                                                                                licensing
          Primerica Financial Services of Alabama, Inc.                 Alabama                100.00         General agency
                                                                                                                licensing
          Primerica Financial Services of Arizona, Inc.                 Arizona                100.00         General agency
                                                                                                                licensing
          Primerica Financial Services of Kentucky Inc.                 Kentucky               100.00         General agency
                                                                                                                licensing
          Primerica Financial Services of New Mexico, Inc.              New Mexico             100.00         General agency
                                                                                                                licensing
          Primerica Insurance Agency of Massachusetts, Inc.             Massachusetts          100.00         General agency
                                                                                                                licensing
          Primerica Insurance Marketing Services of
            Puerto Rico, Inc.                                           Puerto Rico            100.00         Insurance agency
          Primerica Insurance Services of Louisiana, Inc.               Louisiana              100.00         General agency
                                                                                                                licensing
          Primerica Insurance Services of Maryland, Inc.                Maryland               100.00         General agency
                                                                                                                licensing
     Primerica Services, Inc.                                           Georgia                100.00         Print operations
     RCM Acquisition Inc.                                               Delaware               100.00         Investments
     SCN Acquisitions Company                                           Delaware               100.00         Investments
     SL&H Reinsurance, Ltd.                                             Nevis                  100.00         Reinsurance
          Southwest Service Agreements, Inc.                            North Carolina         100.00         Warranty/service
                                                                                                                agreements
     Southwest Warranty Corporation                                     Florida                100.00         Extended automobile
                                                                                                                warranty
Berg Associates                                                         New Jersey             100.00         Inactive
CCC Holdings, Inc.                                                      Delaware               100.00         Holding company
     Commercial Credit Company                                          Delaware               100.00         Holding company.
          American Health and Life Insurance Company                    Maryland               100.00         LH&A Insurance
          Brookstone Insurance Company                                  Vermont                100.00         Insurance managers
          CC Finance Company, Inc.                                      New York               100.00         Consumer lending
          CC Financial Services, Inc.                                   Hawaii                 100.00         Consumer lending
          CCC Fairways, Inc.                                            Delaware               100.00         Investment company
          Chesapeake Appraisal and Settlement Services Inc.             Maryland               100.00         Appraisal/title
               Chesapeake Appraisal and Settlement Services
                 Agency of Ohio Inc.                                    Ohio                   100.00         Appraisal/Title
          City Loan Financial Services, Inc.                            Ohio                   100.00         Direct loan
          Commercial Credit Banking Corporation                         Oregon                 100.00         Consumer finance
          Commercial Credit Consumer Services, Inc.                     Minnesota              100.00         Consumer finance
          Commercial Credit Corporation [AL]                            Alabama                100.00         Consumer finance
          Commercial Credit Corporation [CA]                            California             100.00         Consumer finance

                                                                                           % of Voting
                                                                                            Securities
                                                                                         Owned  Directly
                                                                        State of         or Indirectly by
                                                                        Organization     The Travelers Inc.   Principal Business
                                                                        ------------     -----------------    ------------------
          Commercial Credit Corporation [HI]                            Hawaii                 100.00         Financial services
          Commercial Credit Corporation [IA]                            Iowa                   100.00         Consumer finance
               Commercial Credit of Alabama, Inc.                       Delaware               100.00         Consumer lending
               Commercial Credit of Mississippi, Inc.                   Delaware               100.00         Consumer finance
          Commercial Credit Corporation [KY]                            Kentucky               100.00         Consumer finance
               Certified Insurance Agency, Inc.                         Kentucky               100.00         Insurance agency
               Commercial Credit Investment, Inc.                       Kentucky               100.00         Investment company
               National Life Insurance Agency of Kentucky, Inc.         Kentucky               100.00         Insurance agency
               Union Casualty Insurance Agency, Inc.                    Kentucky               100.00         Insurance agency
          Commercial Credit Corporation [MD]                            Maryland               100.00         Consumer finance
               Action Data Services, Inc.                               Missouri               100.00         Data processing
               Commercial Credit Plan, Incorporated [OK]                Oklahoma               100.00         Consumer finance
          Commercial Credit Corporation [NY]                            New York               100.00         Consumer finance
          Commercial Credit Corporation [SC]                            South Carolina         100.00         Consumer finance
          Commercial Credit Corporation [WV]                            West Virginia          100.00         Consumer finance
          Commercial Credit Corporation NC                              North Carolina         100.00         Consumer finance
          Commercial Credit Europe, Inc.                                Delaware               100.00         Inactive
          Commercial Credit Far East Inc.                               Delaware               100.00         Inactive
          Commercial Credit Insurance Services, Inc.                    Maryland               100.00         Insurance broker
               Commercial Credit Insurance Agency (P&C) of
                 Mississippi, Inc.                                      Mississippi            100.00         Insurance agency
               Commercial Credit Insurance Agency of Alabama, Inc.      Alabama                100.00         Insurance agency
               Commercial Credit Insurance Agency of Hawaii, Inc.       Hawaii                 100.00         Insurance agency
               Commercial Credit Insurance Agency of Kentucky, Inc.     Kentucky               100.00         Insurance agency
               Commercial Credit Insurance Agency of Massachusetts,
                 Inc.                                                   Massachusetts          100.00         Insurance agency
               Commercial Credit Insurance Agency of Nevada, Inc.       Nevada                 100.00         Credit LH&A, P-C
                                                                                                                insurance
               Commercial Credit Insurance Agency of New
                 Mexico, Inc.                                           New Mexico             100.00         Insurance agency/
                                                                                                                Broker
               Commercial Credit Insurance Agency of Ohio, Inc.         Ohio                   100.00         Insurance agency/
                                                                                                                broker
           Commercial Credit International, Inc.                        Delaware               100.00         Holding company
               Commercial Credit International Banking Corporation      Oregon                 100.00         International lending
                    Commercial Credit Corporation CCC Limited           Canada                 100.00         Second mortgage loans

                                                                                           % of Voting
                                                                                           Securities
                                                                                         Owned  Directly
                                                                        State of         or Indirectly by
                                                                        Organization     The Travelers Inc.   Principal Business
                                                                        ------------     -----------------    ------------------
                    Commercial Credit Services do Brazil Ltda.          Brazil                 99.00          Inactive
               Commercial Credit Services Belgium S.A.                  Belgium                100.00         Inactive
          Commercial Credit Limited                                     Delaware               100.00         Inactive
          Commercial Credit Loan, Inc. [NY]                             New York               100.00         Consumer finance
          Commercial Credit Loans, Inc. [DE]                            Delaware               100.00         Consumer finance
          Commercial Credit Loans, Inc. [OH]                            Ohio                   100.00         Consumer finance
          Commercial Credit Loans, Inc. [VA]                            Virginia               100.00         Consumer finance
          Commercial Credit Management Corporation                      Maryland               100.00         Intercompany services
          Commercial Credit Plan Incorporated [TN]                      Tennessee              100.00         Consumer finance
          Commercial Credit Plan Incorporated [UT]                      Utah                   100.00         Consumer finance
          Commercial Credit Plan Incorporated of Georgetown             Delaware               100.00         Consumer finance
          Commercial Credit Plan Industrial Loan Company                Virginia               100.00         Consumer finance
          Commercial Credit Plan, Incorporated [CO]                     Colorado               100.00         Consumer finance
          Commercial Credit Plan, Incorporated [DE]                     Delaware               100.00         Consumer finance
          Commercial Credit Plan, Incorporated [GA]                     Georgia                100.00         Consumer finance
          Commercial Credit Plan, Incorporated [MO]                     Missouri               100.00         Consumer finance
          Commercial Credit Securities, Inc.                            Delaware               100.00         Broker dealer
          DeAlessandro & Associates, Inc.                               Delaware               100.00         Inactive
          Park Tower Holdings, Inc.                                     Delaware               100.00         Holding company
               CC Retail Services, Inc.                                 Delaware               100.00         Leasing, financing
                    Troy Textiles, Inc.                                 Delaware               100.00         Inactive
               Commercial Credit Development Corporation                Delaware               100.00         Direct loan
                    Myers Park Properties, Inc.                         Delaware               100.00         Inactive
               Travelers Home Mortgage Services of Alabama, Inc.        Delaware               100.00         Inactive
          Penn Re, Inc.                                                 North Carolina         100.00         Management company
          Plympton Concrete Products, Inc.                              Delaware               100.00         Inactive
          Resource Deployment, Inc.                                     Texas                  100.00         Management company
          The Travelers Bank                                            Delaware               100.00         Banking services
          The Travelers Bank USA                                        Delaware               100.00         Credit card bank
          Travelers Home Equity, Inc.                                   North Carolina         100.00         Financial services

                                                                                           % of Voting
                                                                                           Securities
                                                                                         Owned  Directly
                                                                        State of         or Indirectly by
                                                                        Organization     The Travelers Inc.   Principal Business
                                                                        ------------     -----------------    ------------------
               CC Consumer Services of Alabama, Inc.                    Alabama                100.00         Financial services
               CC Home Lenders Financial, Inc.                          Georgia                100.00         Financial services
               CC Home Lenders, Inc.                                    Ohio                   100.00         Financial services
               Commercial Credit Corporation [TX]                       Texas                  100.00         Consumer finance
               Commercial Credit Financial of Kentucky, Inc.            Kentucky               100.00         Consumer finance
               Commercial Credit Financial of West Virginia, Inc.       West Virginia          100.00         Consumer finance
               Commercial Credit Plan Consumer Discount Company         Pennsylvania           100.00         Financial services
               Commercial Credit Services of Kentucky, Inc.             Kentucky               100.00         Financial services.
               Travelers Home Mortgage Services, Inc.                   North Carolina         100.00         Financial services
          Triton Insurance Company                                      Missouri               100.00         P-C insurance
          Verochris Corporation                                         Delaware               100.00         Joint venture company
               AMC Aircraft Corp.                                       Delaware               100.00         Aviation
          World Service Life Insurance Company                          Colorado               100.00         Life insurance
Greenwich Street Capital Partners, Inc.                                 Delaware               100.00         Investments
Greenwich Street Investments, Inc.                                      Delaware               100.00         Investments
     Greenwich Street Capital Partners Offshore Holdings, Inc.          Delaware               100.00         Investments
Mirasure Insurance Company, Ltd.                                        Bermuda                100.00         Inactive
Pacific Basin Investments Ltd.                                          Delaware               100.00         Inactive
Primerica Corporation <WY>                                              Wyoming                100.00         Inactive
Primerica, Inc.                                                         Delaware               100.00         Name saver
Smith Barney Corporate Trust Company                                    Delaware               100.00         Trust company
Smith Barney Holdings Inc.                                              Delaware               100.00         Holding company
     Nextco Inc.                                                        Delaware               100.00         Purchasing
     R-H Capital, Inc.                                                  Delaware               100.00         Investments
     R-H Sports Enterprises Inc                                         Georgia                100.00         Sports representation
     SB Cayman Holdings I Inc.                                          Delaware               100.00         Holding company
               Greenwich (Cayman) I Limited                             Cayman Islands         100.00         Corporate services
               Greenwich (Cayman) II Limited                            Cayman Islands         100.00         Corporate services
               Greenwich (Cayman) III Limited                           Cayman Islands         100.00         Corporate services
     SB Cayman Holdings II Inc.                                         Delaware               100.00         Holding company

                                                                                           % of Voting
                                                                                            Securities
                                                                                         Owned  Directly
                                                                        State of         or Indirectly by
                                                                        Organization     The Travelers Inc.   Principal Business
                                                                        ------------     -----------------    ------------------
     SB Cayman Holdings III Inc.                                        Delaware               100.00         Holding company
     SB Cayman Holdings IV Inc.                                         Delaware               100.00         Holding company
     Smith Barney (Delaware) Inc.                                       Delaware               100.00         Holding company
          1345 Media Corp.                                              Delaware               100.00         Holding company
          Corporate Realty Advisors, Inc.                               Delaware               100.00         Realty trust adviser
           IPO Holdings Inc.                                            Delaware               100.00         Holding company
               Institutional Property Owners, Inc. V                    Delaware               100.00         Investments
               Institutional Property Owners, Inc. VI                   Delaware               100.00         General partner
          MLA 50 Corporation                                            Delaware               100.00         Limited partner
          MLA GP Corporation                                            Delaware               100.00         General partner
          Smith Barney Acquisition Corporation                          Delaware               100.00         Offshore fund adviser
          Smith Barney Global Capital Management, Inc.                  Delaware               100.00         Investment management
          Smith Barney Realty, Inc.                                     Delaware               100.00         Investments
          Smith Barney Risk Investors, Inc.                             Delaware               100.00         Investments
          Smith Barney Venture Corp.                                    Delaware               100.00         Investments
     Smith Barney (Ireland) Limited                                     Ireland                100.00         Fund management
     Smith Barney Asia Inc.                                             Delaware               100.00         Investment banking
     Smith Barney Asset Management Group (Asia) Pte. Ltd.               Singapore              100.00         Asset management
     Smith Barney Canada Inc.                                           Canada                 100.00         Investment dealer
     Smith Barney Capital Services Inc.                                 Delaware               100.00         Derivative product
                                                                                                                transactions
     Smith Barney Cayman Islands, Ltd.                                  Cayman Islands         100.00         Securities trading
     Smith Barney Commercial Corp.                                      Delaware               100.00         Commercial credit
     Smith Barney Commercial Corporation Asia Limited                   Hong Kong              99.00          Commodities trading
     Smith Barney Europe Holdings, Ltd.                                 United Kingdom         100.00         Holding corp.
          Smith Barney Europe, Ltd.                                     United Kingdom         100.00         Securities brokerage
     Smith Barney Futures Management Inc.                               Delaware               100.00         Commodities pool
                                                                                                                operator
          Smith Barney Offshore Fund Ltd.                               Delaware               100.00         Commodity pool
          Smith Barney Overview Fund PLC                                Dublin                 100.00         Commodity fund
     Smith Barney Inc.                                                  Delaware               100.00         Broker dealer
          SBHU Life Agency, Inc.                                        Delaware               100.00         Insurance brokerage

                                                                                           % of Voting
                                                                                            Securities
                                                                                         Owned  Directly
                                                                        State of         or Indirectly by
                                                                        Organization     The Travelers Inc.   Principal Business
                                                                        ------------     -----------------    ------------------
               Robinson-Humphrey Insurance Services Inc.                Georgia                100.00         Insurance brokerage
                    Robinson-Humphrey Insurance Services of
                      Alabama, Inc.                                     Alabama                100.00         Insurance brokerage
               SBHU Life Agency of Arizona, Inc.                        Arizona                100.00         Insurance brokerage
               SBHU Life Agency of Indiana, Inc.                        Indiana                100.00         Insurance brokerage
               SBHU Life Agency of Utah, Inc.                           Utah                   100.00         Insurance brokerage
               SBHU Life Insurance Agency of Massachusetts, Inc.        Massachusetts          100.00         Insurance brokerage
               SBS Insurance Agency of Hawaii, Inc.                     Hawaii                 100.00         Insurance brokerage
               SBS Insurance Agency of Idaho, Inc.                      Idaho                  100.00         Insurance brokerage
               SBS Insurance Agency of Maine, Inc.                      Maine                  100.00         Insurance brokerage
               SBS Insurance Agency of Montana, Inc.                    Montana                100.00         Insurance brokerage
               SBS Insurance Agency of Nevada, Inc.                     Nevada                 100.00         Insurance brokerage
               SBS Insurance Agency of Ohio, Inc.                       Ohio                   100.00         Insurance brokerage
               SBS Insurance Agency of South Dakota, Inc.               South Dakota           100.00         Insurance brokerage
               SBS Insurance Agency of Wyoming, Inc.                    Wyoming                100.00         Insurance brokerage
               SBS Insurance Brokerage Agency of Arkansas, Inc.         Arkansas               100.00         Insurance brokerage
               SBS Insurance Brokers of Kentucky, Inc.                  Kentucky               100.00         Insurance brokerage
               SBS Insurance Brokers of New Hampshire, Inc.             New Hampshire          100.00         Insurance brokerage
               SBS Insurance Brokers of North Dakota, Inc.              North Dakota           100.00         Insurance brokerage
               SBS Life Insurance Agency of Puerto Rico, Inc.           Puerto Rico            100.00         Insurance brokerage
               SLB Insurance Agency of Maryland, Inc.                   Maryland               100.00         Insurance brokerage
               Smith Barney Life Agency Inc.                            Louisiana              100.00         Insurance brokerage
          Smith Barney (Hong Kong) Limited                              Hong Kong              100.00         Broker dealer
          Smith Barney (Netherlands) Inc.                               Delaware               100.00         Broker dealer
          Smith Barney International Incorporated                       Oregon                 100.00         Broker dealer
               Smith Barney (Singapore) Pte Ltd                         Singapore              100.00         Commodities
               Smith Barney Pacific Holdings, Inc.                      British
                                                                          Virgin Islands       100.00         Holding company
                    Smith Barney (Asia) Limited                         Hong Kong              100.00         Broker dealer
                    Smith Barney (Pacific) Limited                      Hong Kong              100.00         Commodities dealer
               Smith Barney Securities Pte Ltd                          Singapore              100.00         Securities brokerage
          Smith Barney Puerto Rico Inc.                                 Puerto Rico            100.00         Broker dealer

                                                                                           % of Voting
                                                                                            Securities
                                                                                         Owned  Directly
                                                                        State of         or Indirectly by
                                                                        Organization     The Travelers Inc.   Principal Business
                                                                        ------------     -----------------    ------------------
          The Robinson-Humphrey Company, Inc.                           Delaware               100.00         Broker dealer
     Smith Barney Mortgage Brokers Inc.                                 Delaware               100.00         Mortgage brokerage
     Smith Barney Mortgage Capital Corp.                                Delaware               100.00         Mortgage-backed
                                                                                                                securities
     Smith Barney Mortgage Capital Group, Inc.                          Delaware               100.00         Mortgage trading
     Smith Barney Mutual Funds Management Inc.                          Delaware               100.00         Investment management
          Smith Barney Asset Management Co., Ltd.                       Japan                  100.00         Investment advisor
          Smith Barney Strategy Advisers Inc.                           Delaware               100.00         Investment management
               E.C. Tactical Management S.A.                            Luxembourg             100.00         Investment management
     Smith Barney Offshore, Inc.                                        Delaware               100.00         Decathlon Fund advisor
          Decathlon Offshore Limited                                    Cayman Islands         100.00         Commodity fund
     Smith Barney S.A.                                                  France                 100.00         Commodities trading
          Smith Barney Asset Management France S.A.                     France                 100.00         Com. based asset
                                                                                                                management
     Smith Barney Securities Investment Consulting Co. Ltd.             Taiwan                 99.00          Investrment analysis
     Smith Barney Shearson (Chile) Corredora de Seguro Limitada         Chile                  100.00         Insurance brokerage
      Structured Mortgage Securities Corporation                        Delaware               100.00         Mortgage-backed
                                                                                                                securities
     The Travelers Investment Management Company                        Connecticut            100.00         Investment advisor
Smith Barney Private Trust Company                                      New York               100.00         Trust company.
Smith Barney Private Trust Company of Florida                           Florida                100.00         Trust company
Tinmet Corporation                                                      Delaware               100.00         Inactive
Travelers Group Diversified Distribution Services, Inc.                 Delaware               100.00         Alternative marketing
     Travelers Group Exchange, Inc.                                     Delaware               100.00         Insurance agency
Travelers Services Inc.                                                 Delaware               100.00         Holding company
Tribeca Management Inc.                                                 Delaware               100.00
TRV Employees Investments, Inc.                                         Delaware               100.00         Investments
TRV/RCM Corp.                                                           Delaware               100.00         Inactive
TRV/RCM LP Corp.                                                        Delaware               100.00         Inactive

Item 27.  Number of Contract Owners

Not applicable.


Item 28.  Indemnification

Section 33-320a of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-320a provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Travelers Group Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Depositor. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the Federal securities laws.

Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

(a)       Tower Square Securities, Inc.
          One Tower Square
          Hartford, Connecticut 06183

Tower Square Securities, Inc. also serves as principal underwriter for the following:


The Travelers Growth and Income Stock Account for Variable Annuities
The Travelers Quality Bond Account for Variable Annuities
The Travelers Money Market Account for Variable Annuities
The Travelers Timed Growth and Income Stock Account for Variable Annuities The Travelers Timed Short-Term Bond Account for Variable Annuities
The Travelers Timed Aggressive Stock Account for Variable Annuities
The Travelers Timed Bond Account for Variable Annuities
The Travelers Fund U for Variable Annuities
The Travelers Fund VA for Variable Annuities
The Travelers Fund BD for Variable Annuities
The Travelers Fund BD II for Variable Annuities
The Travelers Fund BD III for Variable Annuities
The Travelers Fund ABD for Variable Annuities
The Travelers Fund ABD II for Variable Annuities
The Travelers Fund UL for Variable Life Insurance
The Travelers Fund UL II for Variable Life Insurance
The Travelers Variable Life Insurance Separate Account One
The Travelers Variable Life Insurance Separate Account Two
The Travelers Variable Life Insurance Separate Account Three
The Travelers Variable Life Insurance Separate Account Four
The Travelers Separate Account QP for Variable Annuities
The Travelers Separate Account QP II for Variable Annuities

(b)          Name and Principal             Positions and Offices
             Business Address *             With Underwriter
             ------------------             ----------------
         Russell H. Johnson                 Chairman of the Board Chief Executive Officer,
                                               President and Chief Operating Officer
         William F. Scully, III             Member, Board of Directors,
                                                 Senior Vice President, Treasurer
                                                 and Chief Financial Officer
         Cynthia P. Macdonald               Vice President, Chief Compliance
                                                 Officer, and Assistant Secretary
         Joanne K. Russo                    Member, Board of Directors
                                                 Senior Vice President
         William D. Wilcox                  General Counsel and Secretary
         Kathleen A. McGah                  Assistant Secretary
         Jay S. Benet                       Member, Board of Directors
         George C. Kokulis                  Member, Board of Directors
         Warren H. May                      Member, Board of Directors
         Donald R. Munson, Jr.              Senior Vice President
         Stuart L. Baritz                   Vice President

(b)       Name and Principal              Positions and Offices
          Business Address *              With Underwriter
          ------------------              ----------------
         Michael P. Kiley                  Vice President
         Tracey Kiff-Judson                Second Vice President
         Robin A. Jones                    Second Vice President
         Whitney F. Burr                   Second Vice President
         Marlene M. Ibsen                  Second Vice President
         John Taylor                       Second Vice President
         John J. Williams, Jr.             Director and Assistant Compliance Officer
         Susan M. Cursio                   Director and Operations Manager
         Dennis D. D'Angelo                Director
         Thomas P. Tooley                  Director
         Nancy S. Waldrop                  Assistant Treasurer

*         Principal business address: One Tower Square, Hartford, Connecticut
          06183

(c)       Not Applicable

Item 30.  Location of Accounts and Records

(1)          The Travelers Life and Annuity Company
             One Tower Square
             Hartford, Connecticut  06183

Item 31.  Management Services

Not Applicable.

Item 32.  Undertakings

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents:

(a) That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf in the City of Hartford, State of Connecticut, on May 22, 1997.

                          THE TRAVELERS FUND BD IV FOR VARIABLE ANNUITIES
                                           (Registrant)

                          THE TRAVELERS LIFE AND ANNUITY COMPANY
                                           (Depositor)

                           By: *IAN R. STUART
                                ----------------------------------------------
                                Ian R. Stuart
                                Senior Vice President, Chief Financial Officer, Chief Accounting Office and Controller

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on May 22, 1997.

*MICHAEL A. CARPENTER                    Director, Chairman of the Board, President
----------------------------------       and Chief Executive Officer
(Michael A. Carpenter)

*JAY S. BENET                            Director
----------------------------------
(Jay S. Benet)

*GEORGE C. KOKULIS                       Director
----------------------------------
(George C. Kokulis

*ROBERT I. LIPP                          Director
----------------------------------
(Robert I. Lipp)

*IAN R. STUART                           Director, Senior Vice President, Chief
----------------------------------       Financial Officer, Chief Accounting Officer
(Ian R. Stuart)                          and Controller


*KATHERINE M. SULLIVAN                   Director, Senior Vice President and
----------------------------------       General Counsel
(Katherine M. Sullivan)

*MARC P. WEILL                           Director
----------------------------------
(Marc P. Weill)



*By:  Ernest J. Wright, Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit
No.                          Description                                            Method of Filing
---                          -----------                                            ----------------
       1     Resolution of The Travelers Life and Annuity Company                   Electronically
             Board of Directors authorizing the establishment
             of the Registrant.

       3     Form of Distribution and Management Agreement among                    Electronically
             the Registrant, The Travelers Life and Annuity Company
             and Tower Square Securities, Inc.

    3(b)     Form of Selling Agreement                                              Electronically

       4     Form of Variable Annuity Contract.                                     Electronically

       5     Application.                                                           To be filed by
                                                                                    amendment

    6(a)     Charter of The Travelers Life and Annuity Company, as amended on
             April 10, 1990. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

    6(b)     By-Laws of The Travelers Life and Annuity Company, as amended on
             October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

       9     Opinion of Counsel as to the legality of securities being              Electronically
             registered by Registrant.

   10(a)     Consent of KPMG Peat Marwick LLP, Independent                          To be filed by
             Certified Public Accountants.                                          amendment


13           Schedule for Computation of Total Return                               To be filed by
             Calculations - Standardized and Non-Standardized.                      amendment

15(a)        Powers of Attorney authorizing Ernest J. Wright or                     Electronically
             Kathleen A. McGah as signatory for Michael A. Carpenter,
             Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R.
             Stuart, Katherine M. Sullivan and Marc P. Weill.